SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 2001-3980 202.383.0100 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: cynthia.beyea@sutherland.com

February 25, 2016

Via EDGAR

Jason Fox

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NorthStar Corporate Income Master Fund Registration Statement on Form N-2

(File No. 811-23118)

NorthStar Corporate Income Fund Registration Statement on Form N-2

(File Nos. 333-206018; 811-23081)

NorthStar Corporate Income Fund-T Registration Statement on Form N-2

(File Nos. 333-208211; 811-23116)

Dear Mr. Fox:

On behalf of NorthStar Corporate Income Master Fund (the “Master Fund”), NorthStar Corporate Income Fund (the “Multi-Class Fund”) and NorthStar Corporate Income Fund-T (“Fund-T”) (each, a “Fund” and collectively, the “Funds”) set forth below are the Funds’ responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to each Fund on February 22, 2016, regarding the Funds’ Registration Statements on Form N-2 (each, the “Registration Statement” and collectively, the “Registration Statements”), that were filed with the SEC on February 12, 2016. The Staff’s comments are set forth below in italics and are followed by the responses of the Funds. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statements.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Jason Fox

February 25, 2016

Financial Statements

Comment 1: In the Statement of Assets and Liabilities for each Fund, please include as a line item “Commitments and contingent liabilities” in accordance with Rule 6-04 of Regulation S-X. A cross reference to note 2 could also be included.

Response: Each Fund will include such a line item in its financial statements going forward. The line item was not included in the seed financials because there are currently no commitments or contingent liabilities. As of January 31, 2016 and February 10, 2016, the date of the financial statements and audit report date, respectively, the Funds had not been declared effective by the SEC, the investment advisory agreement had not been signed, and the Funds did not have the authority to raise any outside capital and, therefore, had not done so. As such, each Fund concluded that it did not have a contingent liability as of either January 31, 2016 or February 10, 2016. The Funds’ independent registered public accounting firm provided each Fund an unqualified audit opinion with respect to all accounting positions taken in the financial statements, including the position that no Fund had a contingent liability as of either January 31, 2016 or February 10, 2016.

Comment 2: In notes 2 and 3 to the financial statements, please disclose the amounts incurred to date by NSAM Adviser and OZ Credit Management and their affiliates in organization and offering costs on behalf of the Multi-Class Fund and Fund-T, as such figures are disclosed in the prospectus of each fund.

Response: Each Fund will include such information in the notes to the financial statements in the future. Although this information is not currently included in the financial statements, the Funds note that the information is contained in the Prospectus. As explained in the response to Comment 1, as of January 31, 2016 and February 10, 2016, the amounts incurred by NSAM Adviser and OZ Credit Management were not determined to be liabilities of the Funds and, therefore, were not included in the notes to the Funds’ financial statements. The Funds’ independent registered public accounting firm provided each Fund an unqualified audit opinion with respect to all accounting positions taken in the financial statements, including the position that no Fund had a contingent liability as of either January 31, 2016 or February 10, 2016.

Comment 3: In notes 2 and 3 to the financial statements, please consider disclosing what the future liability of each Fund will be once the expense limitation agreements go effective.

Response: Although this information is not currently included in the financial statements, the Funds note that each Prospectus clearly explains the 1% cap. In the

Jason Fox

February 25, 2016

future, each Fund will clearly explain the 1% cap and the future liability of the Fund for Organization and Offering Costs.

Comment 4: In “Organization and Offering Costs” of note 2 to the financial statements for the Funds, please include a sentence regarding how offering costs will be accounted for.

Response: Each Fund will include such information in the notes to the financial statements in the future. Each Fund will account for offering costs as follows: the offering costs will be accounted for as a deferred charge until operations begin and thereafter be amortized over 12 months on a straight-line basis in accordance with paragraph 6 of Financial Accounting Standard Board (“FASB”) Accounting Standard Codification (“ASC”) 946-20-25.

Comment 5: In “Organization and Offering Costs” of note 2 to the financial statements for the Master Fund, please explain why the following sentence is applicable to the Master Fund:

The Fund will record organization and offering costs each period based upon an allocation determined by the expectation of total organization and offering costs to be reimbursed.

Please also explain how the Master Fund will determine its liability for organizational and offering expenses at the end of each quarter.

Response:

When the organization and offering expenses of the entire offering are viewed together, the majority of the expenses will be allocated between the feeder funds. The only expenses that will be directly allocated to the Master Fund as organization and offering costs of the Master Fund will be those expenses directly related to preparing, filing, and updating the Master Fund’s Registration Statement. These expenses are expected to be limited to legal expenses and the expense of the financial printer, in each case only for such amounts directly related to preparing, filing, and updating the Master Fund’s Registration Statement. Such amounts will be charged against the Fund on a quarterly basis in increments of 0.4% of the capital raised during that quarter.

*    *    *

Jason Fox

February 25, 2016

In the event the Funds request acceleration of the effective date of the pending registration statements, they hereby undertake to furnish a letter, at the time of such request, acknowledging that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is helpful in your review. If you have any questions or concerns about the responses set forth above or require any additional information, please call the undersigned at 202-383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Asen Parachkevov, Esq., SEC
Brett Klein, NorthStar Corporate Income Master Fund, NorthStar Corporate Income Fund and NorthStar Corporate Income Fund-T
Sandra Forman, Esq., NorthStar Corporate Income Master Fund, NorthStar Corporate Income Fund and NorthStar Corporate Income Fund-T
Steven B. Boehm, Esq., Sutherland Asbill & Brennan LLP